UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2023

BGC Partners, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	0-28191	13-4063515
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

499 Park Avenue, New York, NY 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code: (212) 610-2200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	BGCP	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02. Results of Operations and Financial Condition.

On February 27, 2023, BGC Partners, Inc. (the “Registrant,” “we,” “us,” “BGC Partners,” “BGC,” or the “Company”) issued a press release announcing its financial results for the quarter and year ended December 31, 2022. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Except as indicated below, the information in this Item 2.02 and Exhibit 99.1 attached to this Current Report on Form 8-K are being furnished under Item 2.02 of Form 8-K. Such information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing and as set forth below.

Discussion of Forward-Looking Statements about BGC

Statements in the Exhibit 99.1 of the Current Report on Form 8-K regarding BGC that are not historical facts are “forward-looking statements” that involve risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements. These include statements about the effects of the COVID-19 pandemic on the Company’s business, results, financial position, liquidity and outlook, which may constitute forward-looking statements and are subject to the risk that the actual impact may differ, possibly materially, from what is currently expected. Except as required by law, BGC undertakes no obligation to update any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors and Special Note on Forward-Looking Information set forth in these filings and any updates to such risk factors and Special Note on Forward-Looking Information contained in subsequent reports on Form 10-K, Form 10-Q or Form 8-K.

Item 8.01. Other Events.

The information set forth under the headings “Dividend Information,” “Corporate Conversion,” “Additional Information About the Corporate Conversion Transactions and Where to Find It” and “Participants in the Solicitation” set forth in Exhibit 99.1 to this Current Report on Form 8-K is being filed under Item 8.01 of Form 8-K, and is incorporated by reference herein. All other information set forth in Exhibit 99.1 is being furnished.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The exhibit index set forth below is incorporated by reference in response to this Item 9.01.

EXHIBIT INDEX

Exhibit Number	Description

99.1	BGC Partners, Inc. press release dated February 27, 2023

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

BGC Partners, Inc.

Date: February 27, 2023	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman of the Board and Chief Executive Officer

[Signature Page to Form 8-K, dated February 27, 2023, regarding BGC’s fourth quarter and year end 2022 Earnings Release]

NEW YORK – February 27, 2023 – BGC Partners, Inc. (Nasdaq: BGCP) (“BGC Partners” or “BGC” or the “Company”), a leading global brokerage and financial technology company, today reported its financial results for the quarter ended December 31, 2022.

Howard W. Lutnick, Chairman and CEO of BGC Partners:

“Our business fundamentally changed beginning in December 2022. The return of meaningful interest rates and the reemergence of the strong positive correlation between issuance and increasing trading volumes are delivering broad-based growth across our business. BGC is now a growth company.

We believe these improving trading volumes will benefit those with strong technological capabilities and scale across the capital markets. Understanding the importance of technology, we made the investment in Fenics, which coupled with our global scale, will deliver strong growth, earnings, and cash flow.

Given our highly attractive trading multiple, our growth outlook and our highly valuable Fenics assets, we believe BGC offers the best value proposition in the industry.”

SELECT FINANCIAL RESULTS1,2,3,4

Highlights of Consolidated Results (USD millions)	4Q22	4Q21	Change	Const. CCY Change	FY22	FY21	Change	Const. CCY Change
Revenues (excluding Insurance)	$436.5	$441.7	(1.2)%	1.9%	$1,795.3	$1,837.0	(2.3)%	1.4%
Revenues	436.5	461.6	(5.4)%	(2.5)%	1,795.3	2,015.4	(10.9)%	(7.6)%
GAAP income (loss) from operations before income taxes	1.6	104.8	(98.5)%		97.5	176.5	(44.8)%
GAAP net income for fully diluted shares	2.8	103.0	(97.3)%		63.5	174.0	(63.5)%
Adjusted Earnings before noncontrolling interest in subsidiaries and taxes	87.1	86.5	0.6%		373.1	377.0	(1.0)%
Post-tax Adjusted Earnings	78.4	87.9	(10.8)%		343.8	350.4	(1.9)%
Adjusted EBITDA	124.0	230.3	(46.2)%		486.2	588.3	(17.4)%

Per Share Results	4Q22	4Q21	Change		FY22	FY21	Change
GAAP fully diluted earnings per share	$0.01	$0.20	(95.0)%		$0.13	$0.32	(59.4)%
Post-tax Adjusted Earnings per share	$0.16	$0.17	(5.9)%		$0.69	$0.65	6.2%

[1]

U.S. Generally Accepted Accounting Principles is referred to as “GAAP”. “GAAP income before income taxes and noncontrolling interests” and “Adjusted Earnings before noncontrolling interests and taxes” may be used interchangeably with “GAAP pre-tax income” and “pre-tax Adjusted Earnings”, respectively. See the sections of this document including “Timing of Outlook for Certain GAAP and Non-GAAP Items”, “Non-GAAP Financial Measures”, “Adjusted Earnings Defined”, “Reconciliation of GAAP Income (Loss) from Operations before Income Taxes to Adjusted Earnings and GAAP Fully Diluted EPS to Post-Tax Adjusted EPS”, “Fully Diluted Weighted-Average Share Count under GAAP and for Adjusted Earnings”, “Adjusted EBITDA Defined”, “Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted EBITDA”, “Liquidity Analysis”, and “Constant Currency Defined”, including any footnotes to these sections, for the complete and updated definitions of these non-GAAP terms and how, when and why management uses them, as well as for the differences between results under GAAP and non-GAAP for the periods discussed herein.

[2]

On November 1, 2021, BGC closed the sale of its Insurance business to The Ardonagh Group receiving approximately $535 million in gross proceeds, subject to limited post-closing adjustments. For additional information, please see press release titled “BGC Completes Sale of Insurance Brokerage Business to The Ardonagh Group” dated November 1, 2021.

[3]	Constant Currency is defined in the “Non-GAAP Financial Measures” section of this document.
[4]

Excluding the $312.9 million GAAP gain on the sale of the Insurance business and GAAP expenses of $116.6 million related to one-time employee loan forgiveness, compensation expenses associated with the sale of the Insurance business of $25.7 million with respect to management incentive and termination payments, and $26.3 million of employee loan forgiveness related to the sale of the Insurance business, Adjusted EBITDA would have been $85.9 million in the fourth quarter of 2021.

DISCUSSION OF QUARTER-TO-DATE Q1 2023 PERFORMANCE

Our discussions in this earnings release provide updates on how our business is performing for the first 35 trading days quarter-to-date in 2023.

In December of 2022, our brokerage revenue grew 7 percent or 10 percent on a Constant Currency basis. The momentum has continued into 2023 with revenue up 8 percent or 10 percent on a Constant Currency basis. This growth is consistent with our previously reported expectation for strong growth to return in 2023.

Manufactured zero and near-zero interest rates over the last fourteen years has caused the break down and disappearance of the historic correlation between issuance and trading volume growth. With meaningful interest rates and issuance that is multiples above 2008 levels, we believe the return of this strong positive correlation will drive our trading volumes significantly higher. This has set the stage for broad-based growth across our businesses and asset classes. We expect continued growth throughout 2023 and for the foreseeable future.

CONSOLIDATED REVENUES5,6

Consolidated Revenues (USD millions)	4Q22	4Q21	Change	Const. CCY Change	FY22	FY21	Change	Const. CCY Change
Rates	$123.6	$131.7	(6.2)%	(0.7)%	$549.5	$558.5	(1.6)%	4.3%
Foreign Exchange	71.9	72.1	(0.3)%	0.6%	299.7	301.3	(0.5)%	0.5%
Credit	68.1	66.0	3.2%	7.5%	271.4	287.6	(5.6)%	(1.0)%
Energy and Commodities	73.6	71.5	2.9%	4.2%	291.7	296.5	(1.6)%	(0.2)%
Equities	60.7	61.7	(1.6)%	2.2%	234.5	247.7	(5.3)%	(0.8)%

Total Brokerage Revenues (excluding Insurance)	$397.8	$403.0	(1.3)%	2.2%	$1,646.8	$1,691.6	(2.6)%	1.2%

Data, Software, and Post-trade	25.1	24.1	3.8%	4.3%	96.4	90.0	7.1%	7.8%
Fees from related parties, interest and dividend income, and other revenues	13.6	14.6	(6.5)%	(9.1)%	52.1	55.5	(6.1)%	(3.6)%

Total Revenues (excluding Insurance)	$436.5	$441.7	(1.2)%	1.9%	$1,795.3	$1,837.0	(2.3)%	1.4%

Insurance	—	19.9	NMF	NMF	—	178.3	NMF	NMF

Total Revenues	$436.5	$461.6	(5.4)%	(2.5)%	$1,795.3	$2,015.4	(10.9)%	(7.6)%

[5]	Insurance revenue includes Insurance related Interest and dividend income.
[6]	Certain numbers may not add due to rounding.

We have seen revenue growth across all of our asset classes through the first 35 trading days of 2023. Rates increased 6 percent or 8 percent in Constant Currency, Foreign Exchange increased 6 percent or 7 percent in Constant Currency, and Credit increased 4 percent or 6 percent in Constant Currency. Additionally, Energy and Commodities increased 15 percent or 16 percent in Constant Currency, and Equities increased 14 percent or 16 percent in Constant Currency.

FENICS

Fenics Revenues (USD millions)	4Q22	4Q21	Change	Const. CCY Change	FY22	FY21	Change	Const. CCY Change
Fenics Markets	$94.1	$87.7	7.4%	12.7%	$396.6	$355.8	11.4%	16.6%
Fenics Growth Platforms	14.8	13.7	7.6%	8.4%	52.9	45.5	16.2%	17.5%
Fenics Revenues	$108.9	$101.4	7.4%	12.1%	$449.4	$401.3	12.0%	16.7%

Fenics, our higher margin, technology driven business, generated strong growth through the first 35 trading days of 2023 with revenue currently up 11 percent or 13 percent on a Constant Currency basis. This strong electronic momentum has been driven by Rates, Credit, Foreign Exchange and Market Data.

Fenics Markets7 revenue increased 10 percent or 12 percent on a Constant Currency basis. This growth reflects the strength of our comprehensive Fenics offerings that provide access to the deepest wholesale liquidity pools using our state-of-the-art technology.

Fenics Growth Platforms8 revenue increased 22 percent. This growth has been led by our broad range of fully electronic platforms such as Fenics UST, Lucera, Fenics GO and Portfolio Match.

FMX Update: FMX, our electronic U.S. Treasury and Rates futures platform, is expected to complete all regulatory filings and submissions by the end of the first quarter. We remain on track for a soft launch of our futures platform, and we expect to announce FMX strategic investors prior to the launch.

The FMX partnership brings together LCH, the largest holder of interest rate collateral, strategic investors, representing the largest users of U.S. interest rate products, and Fenics’ industry-leading technology and distribution, creating enormous value for BGC as it competes in the world’s most valuable futures markets.

[7]

Fenics Markets includes the fully electronic portions of BGC’s brokerage businesses, Data, Software and Post-trade revenues that are unrelated to Fenics Growth Platforms, as well as Fenics Integrated revenues. Businesses are categorized as “Fenics Integrated” if they utilize sufficient levels of technology such that significant amounts of their transactions can be, or are, executed without broker intervention and have expected pre-tax Adjusted Earnings margins of at least 25 percent.

[8]	Fenics Growth Platforms include Fenics UST, Fenics GO, Lucera, Fenics FX and other newer standalone platforms.

CONSOLIDATED EXPENSES AND TAXES AND NONCONTROLLING INTEREST9,10

Consolidated Expenses (USD millions)	4Q22	4Q21	Change	FY22	FY21	Change
Compensation and employee benefits under GAAP	$181.7	$434.8	(58.2)%	$853.2	$1,271.3	(32.9)%
Equity-based compensation and allocations of net income to limited partnership units and FPUs	89.3	85.9	4.0%	251.1	256.2	(2.0)%
Non-compensation expenses under GAAP	167.6	159.0	5.4%	612.9	650.7	(5.8)%

Total expenses under GAAP	$438.6	$679.7	(35.5)%	$1,717.1	$2,178.2	(21.2)%

Compensation and employee benefits for Adjusted Earnings	$204.6	$236.3	(13.4)%	$872.5	$1,062.6	(17.9)%
Non-compensation expenses for Adjusted Earnings	144.7	140.8	2.8%	547.0	584.7	(6.5)%

Total expenses for Adjusted Earnings	$349.3	$377.1	(7.4)%	$1,419.5	$1,647.3	(13.8)%

Taxes and Noncontrolling Interest (USD millions)	4Q22	4Q21	Change	FY22	FY21	Change
GAAP provision (benefit) for income taxes	($2.0)	$16.0	NMF	$38.6	$23.0	67.7%
Provision (benefit) for income taxes for Adjusted Earnings	7.2	(2.0)	465.5%	27.2	24.2	12.7%
GAAP net income attributable to noncontrolling interest in subsidiaries	1.4	12.3	(88.8)%	10.2	29.5	(65.6)%
Net income attributable to noncontrolling interest in subsidiaries for Adjusted Earnings	1.4	0.6	124.9%	2.0	2.4	(14.5)%

[9]

For additional information on “Equity-based compensation and allocations of net income to limited partnership units and FPUs”, please see the section of this document titled “Adjusted Earnings Defined” and the footnotes to the table titled “Reconciliation of GAAP Income (Loss) from Operations before Income Taxes to Adjusted Earnings and GAAP Fully Diluted EPS to Post-Tax Adjusted EPS”.

[10]

Includes GAAP expenses of $116.6 million related to one-time employee loan forgiveness, compensation expenses associated with the sale of the Insurance business of $25.7 million with respect to management incentive and termination payments, and $26.3 million of employee loan forgiveness related to the sale of the Insurance business.

CONSOLIDATED SHARE COUNT11,12

Consolidated Share Count (USD millions)	4Q22	4Q21	Change	3Q22	Change (QoQ)	FY22	FY21	Change
Fully diluted weighted-average share count under GAAP	492.5	509.2	(3.3)%	497.0	(0.9)%	499.4	540.0	(7.5)%
Fully diluted weighted-average share count for Adjusted Earnings	492.5	509.2	(3.3)%	497.0	(0.9)%	499.4	540.0	(7.5)%
Fully diluted spot share count under GAAP and Adjusted Earnings	493.6	497.5	(0.8)%	494.7	(0.2)%	493.6	497.5	(0.8)%

BGC’s fully diluted spot share count was 493.6 million shares at December 31, 2022. BGC’s fully diluted weighted-average share count for the fourth quarter decreased 0.9 percent sequentially and 3.3 percent year-over-year to 492.5 million shares. This also represents a 71 million share, or approximately 13 percent decrease compared to the second quarter of 2021 — after we announced the sale of our Insurance Brokerage business.

Generally, we expect the majority of our share repurchases to take place in the second half of the year. As we invest in our business to accelerate growth, we expect our share count to decline slightly for the year.

OUTLOOK

Metric (USD millions)	Guidance 1Q 2023	Actual 1Q 2022
Revenues	$515 - $565	$506.5
Revenues Constant Currency basis	$525 - $575
Pre-tax Adjusted Earnings	$118 - $138	$113.1
	FY 2023	FY 2022
Pre-Corporate Conversion Adjusted Earnings Tax Rate (%)	8.4 - 10.4%	7.3%

DIVIDEND INFORMATION

On February 24, 2023, BGC Partners’ Board of Directors declared a quarterly qualified cash dividend of $0.01 per share payable on March 31, 2023 to Class A and Class B common stockholders of record as of March 17, 2023. The ex-dividend date will be March 16, 2023.

CORPORATE CONVERSION

We expect to file a Form S-4 Registration Statement in the second quarter of 2023. We also expect to provide additional information with respect to our expected tax rates going forward as soon as practicable.

On November 15, 2022 BGC Partners, Inc. and BGC Holdings, along with certain other affiliated entities, entered into a Corporate Conversion Agreement in order to reorganize and simplify BGC’s organizational structure by converting from an Up-C to a “Full C-Corporation.” Upon completion of the Corporate Conversion Transactions, the stockholders of BGC Partners and the limited partners of BGC Holdings will participate in the economics of the BGC businesses through the same publicly traded corporate entity, BGC Group, Inc. By simplifying the organizational structure, the Corporate Conversion Transactions are intended to improve transparency and reduce operational complexity.

[11]	“Spot” is used interchangeably with the end-of-period share count.
[12]

BGC’s fully diluted weighted-average share count under GAAP may differ from the fully diluted weighted average share count for Adjusted Earnings to avoid anti-dilution in certain periods. This also impacts GAAP net income (loss) for fully diluted shares in such periods.

The Corporate Conversion Agreement has been approved by BGC’s Board of Directors, at the unanimous recommendation of the independent Audit Committee and the independent Compensation Committee of the Board of Directors, sitting jointly.

In the first quarter of 2023, BGC received preliminary approvals from various U.S. and international regulatory authorities relating to the Corporate Conversion Transactions. BGC continues to seek regulatory approvals where required. Following receipt of such approvals, and subject to other customary closing conditions, including approval of BGC’s shareholders, which are expected to be satisfied, the Company expects to close the Corporate Conversion in the third quarter of 2023.

ONLINE AVAILABILTY OF INVESTOR PRESENTATION AND ADDITIONAL FINANCIAL INFORMATION

An investor presentation as well as Excel versions of the tables at the end of this document are available for download at http://ir.bgcpartners.com. Additional detail on overall Fenics revenues is available in the supplemental Excel financial tables that accompany this press release at http://ir.bgcpartners.com. The Excel tables and earnings presentation contain the results discussed in this document as well as other useful information that may not be contained herein.

BGC CONFERENCE CALL AND INVESTOR PRESENTATION

BGC will hold a conference call on the date of this release starting at 10:00 a.m. ET. A live webcast of the call, along with an investor presentation summarizing BGC’s consolidated non-GAAP results, will be accessible at http://ir.bgcpartners.com. Alternatively, interested parties can access the call by dialing +1 877-407-0312 (U.S.) or +1 201-389-0899 (international) and be answered by an operator. After the conference call, an archived recording will be available at http://ir.bgcpartners.com.

BGC PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except per share data)

(unaudited)

	December 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	$484,989	$553,598
Cash segregated under regulatory requirements	17,021	13,201
Financial instruments owned, at fair value	39,319	41,244
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers	559,680	782,446
Accrued commissions and other receivables, net	288,471	296,423
Loans, forgivable loans and other receivables from employees and partners, net	319,612	286,967
Fixed assets, net	183,478	190,112
Investments	38,575	33,039
Goodwill	486,585	486,919
Other intangible assets, net	192,783	207,747
Receivables from related parties	1,444	5,237
Other assets	463,014	445,233

Total assets	$3,074,971	$3,342,166

Liabilities, Redeemable Partnership Interest, and Equity
Short-term borrowings	$1,917	$3,584
Accrued compensation	176,781	214,379
Payables to broker-dealers, clearing organizations, customers and related broker-dealers	404,675	656,278
Payables to related parties	10,550	53,764
Accounts payable, accrued and other liabilities	683,104	679,254
Notes payable and other borrowings	1,049,217	1,052,831

Total liabilities	2,326,244	2,660,090
Redeemable partnership interest	15,519	18,761
Equity
Stockholders’ equity:
Class A common stock, par value $0.01 per share; 750,000 shares authorized; 471,934 and 435,944 shares issued at December 31, 2022 and December 31, 2021, respectively; and 325,858 and 317,023 shares outstanding at December 31, 2022 and December 31, 2021, respectively	4,719	4,359
Class B common stock, par value $0.01 per share; 150,000 shares authorized; 45,884 shares issued and outstanding at each of December 31, 2022 and December 31, 2021, convertible into Class A common stock	459	459
Additional paid-in capital	2,559,418	2,451,135
Treasury stock, at cost: 146,076 and 118,921 shares of Class A common stock at	(711,454)	(623,734)
December 31, 2022 and December 31, 2021, respectively
Retained deficit	(1,138,066)	(1,171,919)
Accumulated other comprehensive income (loss)	(45,431)	(40,548)

Total stockholders’ equity	669,645	619,752
Noncontrolling interest in subsidiaries	63,563	43,563

Total equity	733,208	663,315

Total liabilities, redeemable partnership interest and equity	$3,074,971	$3,342,166

BGC PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
Revenues:	2022	2021	2022	2021
Commissions	$315,658	$349,896	$1,281,294	$1,541,900
Principal transactions	82,169	73,004	365,507	327,761

Total brokerage revenues	397,827	422,900	1,646,801	1,869,661
Fees from related parties	3,896	3,356	14,734	14,856
Data, software and post-trade	25,063	24,137	96,389	89,963
Interest and dividend income	5,501	4,442	21,007	21,977
Other revenues	4,228	6,756	16,371	18,907

Total revenues	436,515	461,591	1,795,302	2,015,364
Expenses:
Compensation and employee benefits	181,671	434,807	853,165	1,271,340
Equity-based compensation and allocations of net income to limited partnership units and FPUs	89,332	85,889	251,071	256,164

Total compensation and employee benefits	271,003	520,696	1,104,236	1,527,504
Occupancy and equipment	40,197	46,724	157,491	188,322
Fees to related parties	7,377	8,456	25,662	24,030
Professional and consulting fees	24,286	14,813	68,775	67,884
Communications	26,237	27,611	108,096	117,502
Selling and promotion	14,461	12,356	49,215	38,048
Commissions and floor brokerage	13,591	16,563	58,277	64,708
Interest expense	14,788	16,061	57,932	69,329
Other expenses	26,695	16,465	87,431	80,888

Total non-compensation expenses	167,632	159,049	612,879	650,711

Total expenses	438,635	679,745	1,717,115	2,178,215

Other income (losses), net:
Gains (losses) on divestitures and sale of investments	(846)	312,941	(1,029)	312,941
Gains (losses) on equity method investments	2,158	2,101	10,920	6,706
Other income (loss)	2,415	7,862	9,373	19,705

Total other income (losses), net	3,727	322,904	19,264	339,352

Income (loss) from operations before income taxes	1,607	104,750	97,451	176,501
Provision (benefit) for income taxes	(1,991)	15,957	38,584	23,013

Consolidated net income (loss)	$3,598	$88,793	$58,867	$153,488

Less: Net income (loss) attributable to noncontrolling interest in subsidiaries	1,382	12,340	10,155	29,481

Net income (loss) available to common stockholders	$2,216	$76,453	$48,712	$124,007

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

Continued

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Per share data:
Basic earnings per share
Net income (loss) available to common stockholders	$2,216	$76,453	$48,712	$124,007

Basic earnings (loss) per share	$0.01	$0.21	$0.13	$0.33

Basic weighted-average shares of common stock outstanding	371,174	370,476	371,561	379,215

Fully diluted earnings (loss) per share
Net income (loss) for fully diluted shares	$2,761	$103,036	$63,479	$173,995

Fully diluted earnings (loss) per share	$0.01	$0.20	$0.13	$0.32

Fully diluted weighted-average shares of common stock outstanding	492,549	509,153	499,414	540,020

Non-GAAP Financial Measures

This document contains non-GAAP financial measures that differ from the most directly comparable measures calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”). Non-GAAP financial measures used by the Company include “Adjusted Earnings before noncontrolling interests and taxes”, which is used interchangeably with “pre-tax Adjusted Earnings”; “Post-tax Adjusted Earnings to fully diluted shareholders”, which is used interchangeably with “post-tax Adjusted Earnings”; “Adjusted EBITDA”; “Liquidity”; and “Constant Currency”. The definitions of these terms are below.

Adjusted Earnings Defined

BGC uses non-GAAP financial measures, including “Adjusted Earnings before noncontrolling interests and taxes” and “Post-tax Adjusted Earnings to fully diluted shareholders”, which are supplemental measures of operating results used by management to evaluate the financial performance of the Company and its consolidated subsidiaries. BGC believes that Adjusted Earnings best reflect the operating earnings generated by the Company on a consolidated basis and are the earnings which management considers when managing its business.

As compared with “Income (loss) from operations before income taxes” and “Net income (loss) for fully diluted shares”, both prepared in accordance with GAAP, Adjusted Earnings calculations primarily exclude certain non-cash items and other expenses that generally do not involve the receipt or outlay of cash by the Company and/or which do not dilute existing stockholders. In addition, Adjusted Earnings calculations exclude certain gains and charges that management believes do not best reflect the ordinary results of BGC. Adjusted Earnings is calculated by taking the most comparable GAAP measures and adjusting for certain items with respect to compensation expenses, non-compensation expenses, and other income, as discussed below.

Calculations of Compensation Adjustments for Adjusted Earnings and Adjusted EBITDA

Treatment of Equity-Based Compensation Line Item for Adjusted Earnings and Adjusted EBITDA

The Company’s Adjusted Earnings and Adjusted EBITDA measures exclude all GAAP charges included in the line item “Equity-based compensation and allocations of net income to limited partnership units and FPUs” (or “equity-based compensation” for purposes of defining the Company’s non-GAAP results) as recorded on the Company’s GAAP Consolidated Statements of Operations and GAAP Consolidated Statements of Cash Flows. These GAAP equity-based compensation charges reflect the following items:

•

Charges with respect to grants of exchangeability, which reflect the right of holders of limited partnership units with no capital accounts, such as LPUs and PSUs, to exchange these units into shares of common stock, or into partnership units with capital accounts, such as HDUs, as well as cash paid with respect to taxes withheld or expected to be owed by the unit holder upon such exchange. The withholding taxes related to the exchange of certain non-exchangeable units without a capital account into either common shares or units with a capital account may be funded by the redemption of preferred units such as PPSUs.

•

Charges with respect to preferred units. Any preferred units would not be included in the Company’s fully diluted share count because they cannot be made exchangeable into shares of common stock and are entitled only to a fixed distribution. Preferred units are granted in connection with the grant of certain limited partnership units that may be granted exchangeability or redeemed in connection with the grant of shares of common stock at ratios designed to cover any withholding taxes expected to be paid. This is an alternative to the common practice among public companies of issuing the gross amount of shares to employees, subject to cashless withholding of shares, to pay applicable withholding taxes.

•

GAAP equity-based compensation charges with respect to the grant of an offsetting amount of common stock or partnership units with capital accounts in connection with the redemption of non-exchangeable units, including PSUs and LPUs.

•	Charges related to amortization of RSUs and limited partnership units.

•	Charges related to grants of equity awards, including common stock or partnership units with capital accounts.

•	Allocations of net income to limited partnership units and FPUs. Such allocations represent the pro-rata portion of post-tax GAAP earnings available to such unit holders.

The amounts of certain quarterly equity-based compensation charges are based upon the Company’s estimate of such expected charges during the annual period, as described further below under “Methodology for Calculating Adjusted Earnings Taxes.”

Virtually all of BGC’s key executives and producers have equity or partnership stakes in the Company and its subsidiaries and generally receive deferred equity or limited partnership units as part of their compensation. A significant percentage of BGC’s fully diluted shares are owned by its executives, partners and employees. The Company issues limited partnership units as well as other forms of equity-based compensation, including grants of exchangeability into shares of common stock, to provide liquidity to its employees, to align the interests of its employees and management with those of common stockholders, to help motivate and retain key employees, and to encourage a collaborative culture that drives cross-selling and revenue growth.

All share equivalents that are part of the Company’s equity-based compensation program, including REUs, PSUs, LPUs, HDUs, and other units that may be made exchangeable into common stock, as well as RSUs (which are recorded using the treasury stock method), are included in the fully diluted share count when issued or at the beginning of the subsequent quarter after the date of grant. Generally, limited partnership units other than preferred units are expected to be paid a pro-rata distribution based on BGC’s calculation of Adjusted Earnings per fully diluted share. However, out of an abundance of caution and in order to strengthen the Company’s balance sheet due the uncertain macroeconomic conditions with respect to the COVID-19 pandemic, BGC Holdings, L.P. has reduced its distributions of income from the operations of BGC’s businesses to its partners.

Compensation charges are also adjusted for certain other cash and non-cash items.

Certain Other Compensation-Related Adjustments for Adjusted Earnings

BGC also excludes various other GAAP items that management views as not reflective of the Company’s underlying performance in a given period from its calculation of Adjusted Earnings. These may include compensation-related items with respect to cost-saving initiatives, such as severance charges incurred in connection with headcount reductions as part of broad restructuring and/or cost savings plans.

Calculation of Non-Compensation Adjustments for Adjusted Earnings

Adjusted Earnings calculations may also exclude items such as:

•	Non-cash GAAP charges related to the amortization of intangibles with respect to acquisitions;

•	Acquisition related costs;

•	Certain rent charges;

•	Non-cash GAAP asset impairment charges; and

•

Various other GAAP items that management views as not reflective of the Company’s underlying performance in a given period, including non-compensation-related charges incurred as part of broad restructuring and/or cost savings plans. Such GAAP items may include charges for exiting leases and/or other long-term contracts as part of cost-saving initiatives, as well as non-cash impairment charges related to assets, goodwill and/or intangibles created from acquisitions.

Calculation of Adjustments for Other (income) losses for Adjusted Earnings

Adjusted Earnings calculations also exclude certain other non-cash, non-dilutive, and/or non-economic items, which may, in some periods, include:

•	Gains or losses on divestitures;

•	Fair value adjustment of investments;

•	Certain other GAAP items, including gains or losses related to BGC’s investments accounted for under the equity method; and

•	Any unusual, one-time, non-ordinary, or non-recurring gains or losses.

Methodology for Calculating Adjusted Earnings Taxes

Although Adjusted Earnings are calculated on a pre-tax basis, BGC also reports post-tax Adjusted Earnings to fully diluted shareholders. The Company defines post-tax Adjusted Earnings to fully diluted shareholders as pre-tax Adjusted Earnings reduced by the non-GAAP tax provision described below and net income (loss) attributable to noncontrolling interest for Adjusted Earnings.

The Company calculates its tax provision for post-tax Adjusted Earnings using an annual estimate similar to how it accounts for its income tax provision under GAAP. To calculate the quarterly tax provision under GAAP, BGC estimates its full fiscal year GAAP income (loss) from operations before income taxes and noncontrolling interests in subsidiaries and the expected inclusions and deductions for income tax purposes, including expected equity-based compensation during the annual period. The resulting annualized tax rate is applied to BGC’s quarterly GAAP income (loss) from operations before income taxes and noncontrolling interests in subsidiaries. At the end of the annual period, the Company updates its estimate to reflect the actual tax amounts owed for the period.

To determine the non-GAAP tax provision, BGC first adjusts pre-tax Adjusted Earnings by recognizing any, and only, amounts for which a tax deduction applies under applicable law. The amounts include charges with respect to equity-based compensation; certain charges related to employee loan forgiveness; certain net operating loss carryforwards when taken for statutory purposes; and certain charges related to tax goodwill amortization. These adjustments may also reflect timing and measurement differences, including treatment of employee loans; changes in the value of units between the dates of grants of exchangeability and the date of actual unit exchange; variations in the value of certain deferred tax assets; and liabilities and the different timing of permitted deductions for tax under GAAP and statutory tax requirements.

After application of these adjustments, the result is the Company’s taxable income for its pre-tax Adjusted Earnings, to which BGC then applies the statutory tax rates to determine its non-GAAP tax provision. BGC views the effective tax rate on pre-tax Adjusted Earnings as equal to the amount of its non-GAAP tax provision divided by the amount of pre-tax Adjusted Earnings.

Generally, the most significant factor affecting this non-GAAP tax provision is the amount of charges relating to equity-based compensation. Because the charges relating to equity-based compensation are deductible in accordance with applicable tax laws, increases in such charges have the effect of lowering the Company’s non-GAAP effective tax rate and thereby increasing its post-tax Adjusted Earnings.

BGC incurs income tax expenses based on the location, legal structure and jurisdictional taxing authorities of each of its subsidiaries. Certain of the Company’s entities are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in New York City. Any U.S. federal and state income tax liability or benefit related to the partnership income or loss, with the exception of UBT, rests with the unit holders rather than with the partnership entity. The Company’s consolidated financial statements include U.S. federal, state, and local income taxes on the Company’s allocable share of the U.S. results of operations. Outside of the U.S., BGC is expected to operate principally through subsidiary corporations subject to local income taxes. For these reasons, taxes for Adjusted Earnings are expected to be presented to show the tax provision the consolidated Company would expect to pay if 100 percent of earnings were taxed at global corporate rates.

Calculations of Pre- and Post-Tax Adjusted Earnings per Share

BGC’s pre- and post-tax Adjusted Earnings per share calculations assume either that:

•	The fully diluted share count includes the shares related to any dilutive instruments, but excludes the associated expense, net of tax, when the impact would be dilutive; or

•	The fully diluted share count excludes the shares related to these instruments, but includes the associated expense, net of tax, when the impact would be anti-dilutive.

The share count for Adjusted Earnings excludes certain shares and share equivalents expected to be issued in future periods but not yet eligible to receive dividends and/or distributions. Each quarter, the dividend payable to BGC’s stockholders, if any, is expected to be determined by the Company’s Board of Directors with reference to a number of factors, including post-tax Adjusted Earnings per share. BGC may also pay a pro-rata distribution of net income to limited partnership units, as well as to Cantor for its noncontrolling interest. The amount of this net income, and therefore of these payments per unit, would be determined using the above definition of Adjusted Earnings per share on a pre-tax basis.

The declaration, payment, timing, and amount of any future dividends payable by the Company will be at the discretion of its Board of Directors using the fully diluted share count. For more information on any share count adjustments, see the table titled “Fully Diluted Weighted-Average Share Count under GAAP and for Adjusted Earnings” in the Company’s most recent financial results press release.

Management Rationale for Using Adjusted Earnings

BGC’s calculation of Adjusted Earnings excludes the items discussed above because they are either non-cash in nature, because the anticipated benefits from the expenditures are not expected to be fully realized until future periods, or because the Company views results excluding these items as a better reflection of the underlying performance of BGC’s ongoing operations. Management uses Adjusted Earnings in part to help it evaluate, among other things, the overall performance of the Company’s business, to make decisions with respect to the Company’s operations, and to determine the amount of dividends payable to common stockholders and distributions payable to holders of limited partnership units. Dividends payable to common stockholders and distributions payable to holders of limited partnership units are included within “Dividends to stockholders” and “Earnings distributions to limited partnership interests and noncontrolling interests,” respectively, in our unaudited, condensed, consolidated statements of cash flows.

The term “Adjusted Earnings” should not be considered in isolation or as an alternative to GAAP net income (loss). The Company views Adjusted Earnings as a metric that is not indicative of liquidity, or the cash available to fund its operations, but rather as a performance measure. Pre- and post-tax Adjusted Earnings, as well as related measures, are not intended to replace the Company’s presentation of its GAAP financial results. However, management believes that these measures help provide investors with a clearer understanding of BGC’s financial performance and offer useful information to both management and investors regarding certain financial and business trends related to the Company’s financial condition and results of operations. Management believes that the GAAP and Adjusted Earnings measures of financial performance should be considered together.

For more information regarding Adjusted Earnings, see the sections of this document and/or in the Company’s most recent financial results press release titled “Reconciliation of GAAP Income (Loss) from Operations before Income Taxes to Adjusted Earnings and GAAP Fully Diluted EPS to Post-Tax Adjusted EPS”, including the related footnotes, for details about how BGC’s non-GAAP results are reconciled to those under GAAP.

Adjusted EBITDA Defined

BGC also provides an additional non-GAAP financial performance measure, “Adjusted EBITDA”, which it defines as GAAP “Net income (loss) available to common stockholders”, adjusted to add back the following items:

•	Provision (benefit) for income taxes;

•	Net income (loss) attributable to noncontrolling interest in subsidiaries;

•	Interest expense;

•	Fixed asset depreciation and intangible asset amortization;

•	Equity-based compensation and allocations of net income to limited partnership units and FPUs;

•	Impairment of long-lived assets;

•	(Gains) losses on equity method investments; and

•	Certain other non-cash GAAP items, such as non-cash charges of amortized rents incurred by the Company for its new U.K. based headquarters.

The Company’s management believes that its Adjusted EBITDA measure is useful in evaluating BGC’s operating performance, because the calculation of this measure generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which would include impairment charges of goodwill and intangibles created from acquisitions. Such items may vary for different companies for reasons unrelated to overall operating performance. As a result, the Company’s management uses this measure to evaluate operating performance and for other discretionary purposes. BGC believes that Adjusted EBITDA is useful to investors to assist them in getting a more complete picture of the Company’s financial results and operations.

Since BGC’s Adjusted EBITDA is not a recognized measurement under GAAP, investors should use this measure in addition to GAAP measures of net income when analyzing BGC’s operating performance. Because not all companies use identical EBITDA calculations, the Company’s presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, Adjusted EBITDA is not intended to be a measure of free cash flow or GAAP cash flow from operations because the Company’s Adjusted EBITDA does not consider certain cash requirements, such as tax and debt service payments.

For more information regarding Adjusted EBITDA, see the section of this document and/or in the Company’s most recent financial results press release titled “Reconciliation of GAAP Net Income (Loss) Available to Common Stockholders to Adjusted EBITDA”, including the footnotes to the same, for details about how BGC’s non-GAAP results are reconciled to those under GAAP.

Timing of Outlook for Certain GAAP and Non-GAAP Items

BGC anticipates providing forward-looking guidance for GAAP revenues and for certain non-GAAP measures from time to time. However, the Company does not anticipate providing an outlook for other GAAP results. This is because certain GAAP items, which are excluded from Adjusted Earnings and/or Adjusted EBITDA, are difficult to forecast with precision before the end of each period. The Company therefore believes that it is not possible for it to have the required information necessary to forecast GAAP results or to quantitatively reconcile GAAP forecasts to non-GAAP forecasts with sufficient precision without unreasonable efforts. For the same reasons, the Company is unable to address the probable significance of the unavailable information. The relevant items that are difficult to predict on a quarterly and/or annual basis with precision and may materially impact the Company’s GAAP results include, but are not limited, to the following:

•	Certain equity-based compensation charges that may be determined at the discretion of management throughout and up to the period-end;

•	Unusual, one-time, non-ordinary, or non-recurring items;

•

The impact of gains or losses on certain marketable securities, as well as any gains or losses related to associated mark-to- market movements and/or hedging. These items are calculated using period-end closing prices;

•	Non-cash asset impairment charges, which are calculated and analyzed based on the period-end values of the underlying assets. These amounts may not be known until after period-end; and

•	Acquisitions, dispositions and/or resolutions of litigation, which are fluid and unpredictable in nature.

Liquidity Defined

BGC may also use a non-GAAP measure called “liquidity”. The Company considers liquidity to be comprised of the sum of cash and cash equivalents, reverse repurchase agreements (if any), financial instruments owned, at fair value, less securities lent out in securities loaned transactions and repurchase agreements (if any). The Company considers liquidity to be an important metric for determining the amount of cash that is available or that could be readily available to the Company on short notice.

For more information regarding Liquidity, see the section of this document and/or in the Company’s most recent financial results press release titled “Liquidity Analysis”, including any footnotes to the same, for details about how BGC’s non-GAAP results are reconciled to those under GAAP.

Constant Currency Defined

BGC generates a significant amount of its revenues in non-U.S. dollar denominated currencies, particularly in the euro and pound sterling. In order to present a better comparison of the Company’s revenues during the period, which exhibited highly volatile foreign exchange movements, BGC provides revenues year-over-year comparisons on a “Constant Currency” basis. BGC uses a Constant Currency financial metric to provide a better comparison of the Company’s underlying operating performance by eliminating the impacts of foreign currency fluctuations between comparative periods. Since BGC’s consolidated financial statements are presented in U.S. dollars, fluctuations in non-U.S. dollar denominated currencies have an impact on the Company’s GAAP results. The Company’s Constant Currency metric, which is a non-GAAP financial measure, assumes the foreign exchange rates used to determine the Company’s comparative prior period revenues, apply to the current period revenues. Constant Currency revenue percentage change is calculated by determining the change in current quarter non-GAAP Constant Currency revenues over prior period revenues. Non-GAAP Constant Currency revenues are total revenues excluding the effect of foreign exchange rate movements and are calculated by remeasuring and/or translating current quarter revenues using prior period exchange rates. BGC presents certain non-GAAP Constant Currency percentage changes in Constant Currency revenues as a supplementary measure because it facilitates the comparison of the Company’s core operating results. This information should be considered in addition to, and not as a substitute for, results reported in accordance with GAAP.

BGC PARTNERS, INC.

RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES TO ADJUSTED EARNINGS AND GAAP FULLY DILUTED EPS TO POST-TAX ADJUSTED EPS

(in thousands, except per share data)

(unaudited)

	Q4 2022	Q4 2021	FY 2022	FY 2021
GAAP income (loss) from operations before income taxes	$1,607	$104,750	$97,451	$176,501
Pre-tax adjustments:
Compensation adjustments:
Equity-based compensation and allocations of net income to limited partnership units and FPUs (1)	89,332	85,889	251,071	256,164
Other Compensation charges (2)	(22,929)	198,515	(19,323)	208,751

Total Compensation adjustments	66,403	284,404	231,748	464,915
Non-Compensation adjustments:
Amortization of intangibles (3)	3,993	4,646	15,728	23,282
Acquisition related costs	—	535	—	1,649
Impairment charges	571	7,400	4,224	11,247
Other (4)	18,334	5,640	45,923	29,804

Total Non-Compensation adjustments	22,898	18,221	65,875	65,982
Other income (losses), net adjustments:
Losses (gains) on divestitures	846	(312,941)	1,029	(312,941)
Fair value adjustment of investments (5)	106	140	(1,816)	73
Other net (gains) losses (6)	(4,779)	(8,032)	(21,172)	(17,577)

Total other income (losses), net adjustments	(3,827)	(320,833)	(21,959)	(330,445)
Total pre-tax adjustments	85,474	(18,208)	275,664	200,452
Adjusted Earnings before noncontrolling interest in subsidiaries and taxes	$87,081	$86,542	$373,115	$376,953

GAAP net income (loss) available to common stockholders	$2,216	$76,453	$48,712	$124,007
Allocation of net income (loss) to noncontrolling interest in subsidiaries (7)	(53)	11,702	8,118	27,099
Total pre-tax adjustments (from above)	85,474	(18,208)	275,664	200,452
Income tax adjustment to reflect adjusted earnings taxes (8)	(9,206)	17,931	11,347	(1,150)

Post-tax adjusted earnings	$78,431	$87,878	$343,841	$350,408

Per Share Data
GAAP fully diluted earnings (loss) per share	$0.01	$0.20	$0.13	$0.32
Less: Allocations of net income (loss) to limited partnership units, FPUs, and noncontrolling interest in subsidiaries, net of tax	—	(0.03)	(0.01)	(0.04)
Total pre-tax adjustments (from above)	0.17	(0.04)	0.55	0.37
Income tax adjustment to reflect adjusted earnings taxes	(0.02)	0.04	0.02	(0.00)

Post-tax adjusted earnings per share	$0.16	$0.17	$0.69	$0.65

Fully diluted weighted-average shares of common stock outstanding	492,549	509,153	499,414	540,020
Dividends declared per share of common stock	$0.01	$0.01	$0.04	$0.04
Dividends declared and paid per share of common stock	$0.01	$0.01	$0.04	$0.04

Please see footnotes to this table on the next page.

(1)	The components of equity-based compensation and allocations of net income to limited partnership units and FPUs are as follows (in thousands):

	Q4 2022	Q4 2021	FY 2022	FY 2021
Issuance of common stock and grants of exchangeability	$64,416	$41,854	$147,480	$128,107
Allocations of net income	1,382	14,915	13,298	34,335
LPU amortization	20,150	24,900	73,734	78,596
RSU amortization	3,384	4,220	16,559	15,126

Equity-based compensation and allocations of net income to limited partnership units and FPUs	$89,332	$85,889	$251,071	$256,164

(2)

GAAP Expenses in the fourth quarter of 2022 included $1.5 million of certain acquisition-related compensation expenses, and ($24.4) million of other compensation related adjustments. For the full year 2022, these amounts were $2.9 million and ($23.8) million, respectively. GAAP Expenses in the full year 2022 also included $1.6 million of employee loan forgiveness. GAAP Expenses in the fourth quarter of 2021 included $116.6 million related to one-time employee loan forgiveness, compensation expenses associated with the sale of the Insurance business of $25.7 million with respect to management incentive and termination payments, and $26.3 million of employee loan forgiveness related to the sale of the Insurance business. The fourth quarter of 2021 also included certain acquisition-related compensation expenses of $1.0 million, certain one-off costs associated with the cost reduction program of $11.2 million, and $14.3 million of employee loan impairments related to the cost reduction program. For the full year 2021, these amounts were $4.5 million, $16.6 million, and $15.6 million, respectively.

(3)	Includes non-cash GAAP charges related to the amortization of intangibles with respect to acquisitions.
(4)

GAAP expenses in the fourth quarter of 2022 and 2021 included various other GAAP items. GAAP expenses for the full year 2022 included $11.4 million of reserves in connection with unsettled trades and receivables with sanctioned Russian entities. GAAP expenses for the full year 2022 and 2021 also included Charity Day Contributions of $6.3 million and $7.2 million, respectively, as well as various other GAAP items. The above-referenced items are consistent with BGC’s normal practice of excluding certain GAAP gains and charges from Adjusted Earnings that management believes do not best reflect the ordinary results of the Company, including with respect to non-recurring or unusual gains or losses, as well as resolutions of litigation.

(5)

Includes a non-cash loss of ($0.1) million related to fair value adjustments of investments held by BGC in both the fourth quarter of 2022 and 2021. For the full years 2022 and 2021, these amounts were a non-cash gain of $1.8 million and a non-cash loss of ($0.1) million, respectively.

(6)

For the fourth quarter of 2022 and 2021, includes non-cash gains of $2.2 million and $2.1 million, respectively, related to BGC’s investments accounted for under the equity method. For the full years 2022 and 2021, these amounts were $10.9 million and $6.7 million, respectively. The fourth quarter of 2022 also included a net gain of $2.6 million related to other recoveries and various other GAAP items, while the fourth quarter of 2021 also included a net gain of $5.9 million related to various other GAAP items. For the full year 2022, this amount was a net gain of $10.3 million related to other recoveries and various other GAAP items, while the full year 2021 included a net gain of $10.9 million related to various other GAAP items.

(7)	Primarily represents Cantor’s pro-rata portion of net income.
(8)

BGC’s GAAP provision (benefit) for income taxes is calculated based on an annualized methodology. The Company’s GAAP provision (benefit) for income taxes was ($2.0) million and $16.0 million for the fourth quarters of 2022 and 2021, respectively. For the full years 2022 and 2021, these amounts were $38.6 million and $23.0 million, respectively. The Company includes additional tax-deductible items when calculating the provision for taxes with respect to Adjusted Earnings using an annualized methodology. These include tax-deductions related to equity-based compensation with respect to limited partnership unit exchange, employee loan amortization, and certain net-operating loss carryforwards. The non-GAAP provision for income taxes was adjusted by ($9.2) million and $17.9 million for the fourth quarters of 2022 and 2021, respectively. For the full years 2022 and 2021, these adjustment amounts were $11.3 million and ($1.2) million, respectively. As a result, the provision (benefit) for income taxes with respect to Adjusted Earnings was $7.2 million and ($2.0) million for the fourth quarters of 2022 and 2021, respectively. For the full years 2022 and 2021, these amounts were $27.2 million and $24.2 million, respectively.

Note: Certain numbers may not add due to rounding.

Note: Certain numbers may not add due to rounding.

BGC PARTNERS, INC.

FULLY DILUTED WEIGHTED-AVERAGE SHARE COUNT

UNDER GAAP AND FOR ADJUSTED EARNINGS

(in thousands)

(unaudited)

	Q4 2022	Q4 2021	FY 2022	FY 2021
Common stock outstanding	371,174	370,476	371,561	379,215
Limited partnership units	52,734	67,912	59,891	90,490
Cantor units	57,513	56,290	57,139	54,748
Founding partner units	7,281	8,639	7,708	10,118
RSUs	2,644	4,399	1,913	4,074
Other	1,203	1,437	1,202	1,375

Fully diluted weighted-average share count under GAAP and Adjusted Earnings	492,549	509,153	499,414	540,020

Note: BGC’s fully diluted weighted-average share count under GAAP may differ from the fully diluted weighted-average share count for Adjusted Earnings in order to avoid anti-dilution in certain periods.

BGC PARTNERS, INC.

LIQUIDITY ANALYSIS

(in thousands)

(unaudited)

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$484,989	$553,598
Financial instruments owned, at fair value	39,319	41,244

Total Liquidity	$524,308	$594,842

BGC PARTNERS, INC.

RECONCILIATION OF GAAP NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS TO ADJUSTED

EBITDA

(in thousands)

(unaudited)

	Q4 2022	Q4 2021	FY 2022	FY 2021
GAAP net income (loss) available to common stockholders	$2,216	$76,453	$48,712	$124,007
Add back:
Provision (benefit) for income taxes	(1,991)	15,957	38,584	23,013
Net income (loss) attributable to noncontrolling interest in subsidiaries (1)	1,382	12,340	10,155	29,481
Interest expense	14,788	16,061	57,932	69,329
Fixed asset depreciation and intangible asset amortization	19,268	18,324	75,054	81,874
Impairment of long-lived assets	571	7,353	4,224	11,246
Equity-based compensation and allocations of net income to limited partnership units and FPUs (2)	89,332	85,889	251,071	256,164
(Gains) losses on equity method investments (3)	(2,158)	(2,101)	(10,920)	(6,772)
Other non-cash GAAP expenses (4)	566	—	11,364	—

Adjusted EBITDA	$123,974	$230,276	$486,176	$588,342

(1)	Primarily represents Cantor’s pro-rata portion of net income.
(2)

Represents BGC employees’ pro-rata portion of net income and non-cash and non-dilutive charges relating to equity-based compensation. See Footnote 1 to the table titled “Reconciliation of GAAP Income (Loss) from Operations before Income Taxes to Adjusted Earnings and GAAP Fully Diluted EPS to Post-Tax Adjusted EPS” for more information.

(3)

For the fourth quarters of both 2022 and 2021, includes non-cash gains of $2.2 million and $2.1 million, respectively, related to BGC’s investments accounted for under the equity method. For the full years 2022 and 2021, these amounts were $10.8 million and $6.7 million, respectively.

(4)

The fourth quarter and full year of 2022 includes $0.6 million and $11.4 million, respectively, of non-cash reserves in connection with unsettled trades and receivables with sanctioned Russian entities.

Other Items of Note

Unless otherwise stated, all results provided in this document compare the fourth quarter of 2022 with the year-earlier period. Certain reclassifications may have been made to previously reported amounts to conform to the current presentation and to show results on a consistent basis across periods. Certain numbers and percentage changes listed throughout this document may not sum due to rounding.

About BGC Partners, Inc.

BGC Partners, Inc. (“BGC”) is a leading global brokerage and financial technology company. BGC, through its various affiliates, specializes in the brokerage of a broad range of products, including Fixed Income (Rates and Credit), Foreign Exchange, Equities, Energy and Commodities, Shipping, and Futures. BGC, through its various affiliates, also provides a wide variety of services, including trade execution, brokerage, clearing, trade compression, post-trade, information, and other back-office services to a broad range of financial and non-financial institutions. Through its brands, including Fenics®, FMX™, FMX Futures Exchange™, Fenics Markets Xchange™, Fenics Digital™, Fenics UST™, Fenics FX™, Fenics Repo™, Fenics Direct™, Fenics MID™, Fenics Market Data™, Fenics GO™, Fenics PortfolioMatch™, BGC®, BGC Trader™, kACE2™, and Lucera®, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. BGC, BGC Partners, BGC Trader, GFI, GFI Ginga, CreditMatch, Fenics, Fenics.com, FMX, Sunrise Brokers, Poten & Partners, RP Martin, kACE2, Capitalab, Swaptioniser, CBID, Caventor, LumeMarkets and Lucera are trademarks/service marks and/or registered trademarks/service marks of BGC and/or its affiliates.

BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, and investment firms. BGC’s Class A common stock trades on the Nasdaq Global Select Market under the ticker symbol “BGCP”. BGC is led by Chairman of the Board and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com. You can also follow BGC at https://twitter.com/bgcpartners, https://www.linkedin.com/company/bgc-partners and/or http://ir.bgcpartners.com/Investors/default.aspx.

Discussion of Forward-Looking Statements about BGC

Statements in this document regarding BGC that are not historical facts are “forward-looking statements” that involve risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements. These include statements about the effects of the COVID-19 pandemic on the Company’s business, results, financial position, liquidity and outlook, which may constitute forward-looking statements and are subject to the risk that the actual impact may differ, possibly materially, from what is currently expected. Except as required by law, BGC undertakes no obligation to update any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission (“SEC”) filings, including, but not limited to, the risk factors and Special Note on Forward-Looking Information set forth in these filings and any updates to such risk factors and Special Note on Forward-Looking Information contained in subsequent reports on Form 10-K, Form 10-Q or Form 8-K.

Additional Information About the Corporate Conversion Transactions and Where to Find It

BGC Group, Inc. (“BGC Group”) will file with the SEC a registration statement on Form S-4, which will include a consent solicitation statement of BGC and a prospectus of BGC Group, and any other documents in connection with the corporate conversion transactions. The definitive consent solicitation statement/prospectus will be sent to the stockholders of BGC. INVESTORS AND STOCKHOLDERS OF BGC ARE URGED TO READ THE DEFINITIVE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE CORPORATE CONVERSION TRANSACTIONS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BGC GROUP, BGC AND THE CORPORATE CONVERSION TRANSACTIONS. The registration statement and consent solicitation statement/prospectus and other documents filed by BGC and BGC Group with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents which will be filed with the SEC on BGC’s website at https://www.bgcpartners.com or upon written request to BGC’s Investor Relations department, 499 Park Avenue, New York, NY 10022, USA or by calling (212) 610-2426.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of consents in connection with the corporate conversion transactions. However, BGC, BGC Group, and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of consents in connection with the corporate conversion transactions. Information about BGC’s directors and executive officers may be found in the proxy statement for BGC’s 2022 Annual Meeting of Stockholders filed with the SEC on December 1, 2022, which can be obtained free of charge from the SEC. Additional information regarding the interests of such potential participants in the solicitation of consents in connection with the corporate conversion transactions will be included in the consent solicitation statement/prospectus and other relevant materials filed with the SEC when they become available.

Media Contact:

Karen Laureano-Rikardsen

+1 212-829-4975

Investor Contact:

Jason Chryssicas

+1 212-610-2426